U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-10157                               July 5, 2006


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN GLOBAL TRUST

Fiduciary European Smaller Companies
Fiduciary Large Capitalization Growth & Income
Fiduciary Small Capitalization Equity
Franklin Global Real Estate Fund
Franklin International Smaller Companies Growth Fund
Franklin Templeton Core Fixed Income Fund
Franklin Templeton Core Plus Fixed Income Fund
Franklin Templeton Emerging Market Debt Opportunity Fund
Franklin Templeton High Income Fund

4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403





             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Trustees of

      Franklin Global Trust
      Franklin Strategic Series
      Franklin Real Estate Securities Trust
      Franklin Strategic Mortgage Portfolio
      Franklin Gold and Precious Metals Fund


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2004, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

o Inspection of the records of Franklin Templeton Investor Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006

            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of April 30, 2004, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of April 30, 2004, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.


By:


/s/ Galen G. Vetter
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER
6/21/06
---------------------------------
Date


/s/ Jimmy D. Gambill
---------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

6/26/06
---------------------------------
Date

















                                                                    ATTACHMENT I

FUND                                                    PERIODS COVERED
-------------------------------------------------------------------------------


FRANKLIN GLOBAL TRUST:
Fiduciary European Smaller Companies Fund               December 31, 2003 - April 30, 2004
Fiduciary Large Capitalization Growth and Income Fund   December 31, 2003 - April 30, 2004
Fiduciary Small Capitalization Equity Fund              December 31, 2003 - April 30, 2004
Fiduciary Core Fixed Income Fund                        December 31, 2003 - April 30, 2004
Fiduciary Core Plus Fixed Income Fund                   December 31, 2003 - April 30, 2004
Fiduciary High Income Fund                              December 31, 2003 - April 30, 2004

FRANKLIN STRATEGIC SERIES:
Franklin Aggressive Growth Fund                         February 29, 2004 - April 30, 2004
Franklin U.S. Long-Short Fund                           February 29, 2004 - April 30, 2004
Franklin Natural Resources Fund                         February 29, 2004 - April 30, 2004
Franklin Biotechnology Discovery Fund                   February 29, 2004 - April 30, 2004
Franklin Blue Chip Fund                                 February 29, 2004 - April 30, 2004
Franklin Global Health Care Fund                        February 29, 2004 - April 30, 2004
Franklin Global Communications Fund                     February 29, 2004 - April 30, 2004
Franklin Strategic Income Fund                          February 29, 2004 - April 30, 2004
Franklin Flex Cap Growth Fund                           February 29, 2004 - April 30, 2004
Franklin Technology Fund                                February 29, 2004 - April 30, 2004
Franklin Small Cap Growth Fund II                       February 29, 2004 - April 30, 2004
Franklin Small Cap Mid-Growth Fund                      February 29, 2004 - April 30, 2004

FRANKLIN REAL ESTATE SECURITIES FUND:
Franklin Real Estate Securities Fund                    February 29, 2004 - April 30, 2004

FRANKLIN STRATEGIC MORTGAGE PORTFOLIO                    October 31, 2003 - April 30, 2004
FRANKLIN GOLD AND PRECIOUS METALS FUND                   October 31, 2003 - April 30, 2004

